UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549	OMB APPROVAL
OMB Number: 3235-0145 Expires: January 31, 2006 Estimated average burden hours per response... 11

SCHEDULE 13D/A

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-1(a)

(Amendment No. 1)

OSTEOTECH, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

688582105

(CUSIP Number)

November 24, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*          The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 688582105	Schedule 13G

1	Names of Reporting Persons. John F. White James F. Rice Kenneth L. Wolfe Foster L. Aborn Kairos Partners III Limited Partnership
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6

Citizenship or Place of Organization.

John F. White -- United States

James F. Rice -- United States

Kenneth L. Wolfe -- United States

Foster L. Aborn -- United States

Kairos Partners III Limited Partnership -- Delaware

CUSIP NO. 688582105	Schedule 13G

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power John F. White -- 0 shares James F. Rice -- 0 shares Kenneth L. Wolfe -- 0 shares Foster L. Aborn -- 0 shares Kairos Partners III Limited Partnership -- 0 shares

8   Shared Voting Power

John F. White -- 1,087,520 shares

James F. Rice -- 1,087,520 shares

Kenneth L. Wolfe -- 1,087,520 shares

Foster L. Aborn -- 1,087,520 shares

Kairos Partners III Limited Partnership -- 953,057 shares

Refer to Item 5 below.

9 Sole Dispositive Power John F. White -- 0 shares James F. Rice -- 0 shares Kenneth L. Wolfe -- 0 shares Foster L. Aborn -- 0 shares Kairos Partners III Limited Partnership -- 0 shares

10 Shared Dispositive Power

John F. White -- 1,087,520 shares

James F. Rice -- 1,087,520 shares

Kenneth L. Wolfe -- 1,087,520 shares

Foster L. Aborn -- 1,087,520 shares

Kairos Partners III Limited Partnership -- 953,057 shares

Refer to Item 5 below.

11

Aggregate Amount Beneficially Owned by Each Reporting Person

John F. White -- 1,087,520 shares

James F. Rice -- 1,087,520 shares

Kenneth L. Wolfe -- 1,087,520 shares

Foster L. Aborn -- 1,087,520 shares

Kairos Partners III Limited Partnership -- 953,057 shares

Refer to Item 5 below.

12	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable.
13	Percent of Class Represented by Amount in Row (9)* John F. White -- 6.04% James F. Rice -- 6.04% Kenneth L. Wolfe -- 6.04% Foster L. Aborn -- 6.04% Kairos Partners III Limited Partnership -- 5.29%
14	Type of Reporting Person (See Instructions) John F. White -- IN James F. Rice -- IN Kenneth L. Wolfe -- IN Foster L. Aborn -- IN Kairos Partners III Limited Partnership -- PN

* All share numbers and ownership percentages reported herein are as of November 19, 2009.

* All percentage ownerships reported herein are based on 18,017,849 shares of common stock issued and outstanding as of November 4, 2009, as reported by Osteotech, Inc. in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009, filed with the Securities and Exchange Commission on November 9, 2009.

CUSIP NO. 688582105	Schedule 13D

Explanatory Note.

This Amendment No. 1 relates to and amends the Schedule 13D initially filed jointly by John F. White, James F. Rice, Kenneth L. Wolfe, Foster L. Aborn and Kairos Partners III Limited Partnership with the Securities and Exchange Commission on November 24, 2009 (the "Schedule 13D Statement"), with respect to the Common Stock, $0.01 par value of Osteotech, Inc. (the "Issuer"). All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Schedule 13D Statement.

This Amendment No. 1 is being filed solely to (i) set forth the correct price per share for the sales that occurred on November 12, 2009, November 13, 2009, November 16, 2009, November 17, 2009 and November 18, 2009 as included in Item 5(c) of the Schedule 13D Statement and (ii) include information regarding the sales that occurred on November 19, 2009, November 20, 2009 and November 23, 2009. All other information in the other Items of the Schedule 13D Statement remains the same and is incorporated herein.

Item 5.	Interest in Securities of the Issuer**

(a)	Amount beneficially owned and percentage of class:

John F. White	1,087,520 shares, representing 6.04% of the Issuer's common stock
James F. Rice	1,087,520 shares, representing 6.04% of the Issuer's common stock
Kenneth L. Wolfe	1,087,520 shares, representing 6.04% of the Issuer's common stock
Foster L. Aborn	1,087,520 shares, representing 6.04% of the Issuer's common stock
Kairos Partners III Limited Partnership	953,057 shares, representing 5.29% of the Issuer's common stock

(b) Voting and disposition powers:

Sole power to vote or direct the vote:

John F. White	0 shares, representing 0% of the Issuer's common stock
James F. Rice	0 shares, representing 0% of the Issuer's common stock
Kenneth L. Wolfe	0 shares, representing 0% of the Issuer's common stock
Foster L. Aborn	0 shares, representing 0% of the Issuer's common stock
Kairos Partners III Limited Partnership	0 shares, representing 0% of the Issuer's common stock

Shared power to vote or direct the vote:

John F. White	1,087,520 shares, representing 6.04% of the Issuer's common stock
James F. Rice	1,087,520 shares, representing 6.04% of the Issuer's common stock
Kenneth L. Wolfe	1,087,520 shares, representing 6.04% of the Issuer's common stock
Foster L. Aborn	1,087,520 shares, representing 6.04% of the Issuer's common stock
Kairos Partners III Limited Partnership	953,057 shares, representing 5.29% of the Issuer's common stock

CUSIP NO. 688582105	Schedule 13D

Sole power to dispose or direct the disposition:

John F. White	0 shares, representing 0% of the Issuer's common stock
James F. Rice	0 shares, representing 0% of the Issuer's common stock
Kenneth L. Wolfe	0 shares, representing 0% of the Issuer's common stock
Foster L. Aborn	0 shares, representing 0% of the Issuer's common stock
Kairos Partners III Limited Partnership	0 shares, representing 0% of the Issuer's common stock

Shared power to dispose or direct the disposition:

John F. White	1,087,520 shares, representing 6.04% of the Issuer's common stock
James F. Rice	1,087,520 shares, representing 6.04% of the Issuer's common stock
Kenneth L. Wolfe	1,087,520 shares, representing 6.04% of the Issuer's common stock
Foster L. Aborn	1,087,520 shares, representing 6.04% of the Issuer's common stock
Kairos Partners III Limited Partnership	953,057 shares, representing 5.29% of the Issuer's common stock

**Shares reported herein as beneficially owned by Messrs. White, Rice, Wolfe and Aborn represent shares held by Kairos Partners II and the Partnership (collectively, the "Kairos Partnerships"). Each of Messrs. White, Rice, Wolfe and Aborn is a member of the investment committee of the Kairos Partnerships. Such committee has voting and investment power over such shares.

(c)  The following is a description of all transactions in shares of common stock of the Issuer by the Reporting Persons indentified in Item 1 of this Schedule 13D effected from September 18, 2009 to November 23, 2009.

CUSIP NO. 688582105	Schedule 13D

Entity	Transaction	Date	Shares	Price/Share	Net Proceeds
Kairos II***	Open market sale	9/18/2009	55,000	$4.33	$238,253.83
Kairos II***	Open market sale	9/21/2009	7,500	$4.62	$34,674.60
Kairos II***	Open market sale	9/22/2009	15,000	$4.61	$69,100.21
Kairos II***	Open market sale	9/23/2009	7,800	$4.57	$35,618.55
Kairos II***	Open market sale	9/24/2009	605	$4.47	$2,704.28
Kairos II***	Open market sale	9/25/2009	5,900	$4.45	$26,266.71
Kairos II***	Open market sale	9/28/2009	9,000	$4.53	$40,807.64
Kairos II***	Open market sale	9/29/2009	5,100	$4.52	$23,056.50
Kairos II***	Open market sale	9/30/2009	9,400	$4.54	$42,706.86
Kairos II***	Open market sale	10/1/2009	1,603	$4.49	$7,194.40
Kairos II***	Open market sale	10/2/2009	2,000	$4.23	$8,459.78
Kairos II***	Open market sale	10/5/2009	2,003	$4.19	$8,396.56
Kairos II***	Open market sale	10/6/2009	1,400	$4.30	$6,026.84
Kairos II***	Open market sale	10/7/2009	1,600	$4.33	$6,923.98
Kairos II***	Open market sale	10/8/2009	2,900	$4.27	$12,373.69
Kairos II***	Open market sale	10/9/2009	41,731	$4.33	$180,895.02
Kairos II***	Open market sale	10/12/2009	5,600	$4.49	$25,151.75
Kairos II***	Open market sale	10/13/2009	1,000	$4.46	$4,463.88
Kairos II***	Open market sale	10/14/2009	1,500	$4.44	$6,666.73
Kairos II***	Open market sale	10/15/2009	7,300	$4.44	$32,387.80
Kairos II***	Open market sale	10/16/2009	1,500	$4.44	$6,659.38
Kairos II***	Open market sale	10/19/2009	4,800	$4.66	$22,346.30
Kairos II***	Open market sale	10/20/2009	3,000	$4.72	$14,171.63
Kairos II***	Open market sale	10/21/2009	4,200	$4.50	$18,920.51
Kairos II***	Open market sale	10/22/2009	7,000	$4.55	$31,844.98
Kairos II***	Open market sale	10/23/2009	8,000	$4.56	$36,515.84
Kairos II***	Open market sale	10/26/2009	1,700	$4.46	$7,576.19
Kairos II***	Open market sale	10/27/2009	1,200	$4.48	$5,378.86
Kairos II***	Open market sale	10/28/2009	10,500	$4.46	$46,826.68
Kairos II***	Open market sale	10/29/2009	13,500	$4.45	$60,128.79
Kairos II***	Open market sale	10/30/2009	4,600	$4.35	$19,992.92
Kairos II***	Open market sale	11/2/2009	2,000	$4.25	$8,503.78
Kairos II***	Open market sale	11/3/2009	36,253	$4.27	$154,796.30
Kairos II***	Open market sale	11/4/2009	6,800	$4.38	$29,794.11
Kairos II***	Open market sale	11/5/2009	2,000	$4.26	$8,514.18
Kairos II***	Open market sale	11/6/2009	200	$4.17	$833.97
Kairos II***	Open market sale	11/12/2009	5,000	$3.26	$16,311.58
Kairos II***	Open market sale	11/13/2009	15,200	$3.15	$47,817.96
Kairos II***	Open market sale	11/16/2009	8,000	$3.10	$24,809.76
Kairos II***	Open market sale	11/17/2009	100,800	$3.05	$306,948.19
Kairos II***	Open market sale	11/18/2009	10,000	$3.05	$30,520.21
Kairos II***	Open market sale	11/19/2009	1,000	$3.07	$3,069.92
Kairos II***	Open market sale	11/20/2009	6,000	$3.08	$18,460.32
Kairos II***	Open market sale	11/23/2009	3,000	$2.98	$8,949.67

*** Each of John F. White, James F. Rice, Kenneth L. Wolfe and Foster L. Aborn sold their shares of common stock through their ownership of Kairos II.

(d)	N/A
(e)	N/A

CUSIP NO. 688582105	Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:	December 1, 2009

JOHN F. WHITE

/s/ John F. White

John F. White

JAMES F. RICE

/s/ James F. Rice

James F. Rice

KENNETH L. WOLFE

/s/ Kenneth L. Wolfe

Kenneth L. Wolfe

FOSTER L. ABORN

/s/ Foster L. Aborn

Foster L. Aborn

KAIROS PARTNERS III LIMITED PARTNERSHIP

By: KAIROS III LLC, its General Partner

By: KAIROS MASTER GP LLC, its Sole Member

By: /s/ John F. White
John F. White

Voting Member